Filed Pursuant to Rule 424(b)(3)

Registration No. 333-168129

CNL HEALTHCARE PROPERTIES, INC.

STICKER SUPPLEMENT DATED JULY 22, 2014

TO PROSPECTUS DATED APRIL 18, 2014

This sticker supplement is part of, and should be read in conjunction with our prospectus dated April 18, 2014, and our sticker supplements dated April 23, 2014, May 9, 2014, May 13, 2014, June 24, 2014 and July 2, 2014. Unless expressly defined herein, all terms in this sticker supplement have the same meanings as in the prospectus.

PROSPECTUS SUMMARY

The following replaces the subheadings “South Bay II Communities – Phase II,” “South Bay II Communities – Phase III,” and “South Bay II Communities – Phase IV,” under the “Senior Housing Communities” section of the table that begins on page 4 of the prospectus, in the section entitled “PROSPECTUS SUMMARY — Property Summary — Properties.”

Senior Housing Communities Portfolio, Property Name and Location	Date Acquired	Capacity Units/In- Service Beds	Year Built/ Renovated	Purchase Price (in millions)
South Bay II Communities – Phase II(12)
HarborChase of Plainfield Plainfield, IL	3/28/14	110	2010	$26.5
Legacy Ranch Alzheimer’s Special Care Center Midland, TX	3/28/14	38	2012	$11.5
The Springs Alzheimer’s Special Care Center San Angelo, TX	3/28/14	38	2012	$10.5
South Bay II Communities – Phase III(15)
Watercrest at Bryan Bryan, TX	04/21/14	205	2009	$26.7
South Bay II Communities – Phase IV(16)
Isle at Watercrest – Mansfield Mansfield, TX	05/05/14	94	2011	$25.0
Watercrest at Mansfield Mansfield, TX	06/30/14	211	2010	$45.0

The following supersedes and replaces footnote 16 to the table that begins on page 4 of the prospectus, in the section entitled “PROSPECTUS SUMMARY — Property Summary—Properties.”

(16)	The South Bay II Communities – Phase IV have an aggregate of 211 independent living units, 68 assisted living units, and 26 memory care units.

BUSINESS

The following replaces the subheadings “South Bay II Communities – Phase II,” “South Bay II Communities – Phase III,” and “South Bay II Communities – Phase IV,” under the “Senior Housing Communities” section of the table that begins on page 79 of the prospectus, in the section entitled “BUSINESS — Investments — Properties.”

Senior Housing Communities Portfolio Name, Property & Location	Capacity (Units)	Operator	Structure	Date Acquired	Encum- brance (in millions)	Purchase Price (in millions)
South Bay II Communities – Phase II
HarborChase of Plainfield Plainfield, IL	110	Harbor Plainfield Management, Inc.	Managed	3/28/14	(2)	$26.5
Legacy Ranch Alzheimer’s Special Care Center Midland, TX	38	Jerry Erwin Associates, Inc.	Managed	3/28/14	(2)	$11.5
The Springs Alzheimer’s Special Care Center San Angelo, TX	38	Jerry Erwin Associates, Inc.	Managed	3/28/14	(2)	$10.5
South Bay II Communities – Phase III
Watercrest at Bryan Bryan, TX	205	RES ICD Management, LP	Managed	04/21/14	(2)	$26.7
South Bay II Communities – Phase IV
Isle at Watercrest - Mansfield Mansfield, TX	94	Integrated Senior Living, LLC	Managed	05/05/14	(2)	$25.0
Watercrest at Mansfield Mansfield, TX	211	RES ICD Management LP	Managed	06/30/14	(2)	$45.0

The following supersedes and replaces footnote 2 to the table that begins on page 79 of the prospectus, in the section entitled in the section entitled “BUSINESS — Investments — Properties.”

(2)	On August 19, 2013, we, through our limited partnership, entered into a revolving credit facility, which is collateralized by 16 properties including HarborChase of Plainfield, Legacy Ranch Alzheimer’s Special Care Center, The Springs Alzheimer’s Special Care Center, Watercrest at Bryan and Isle at Watercrest – Mansfield, and had an outstanding balance of approximately $210.6 million as of June 30, 2014. In connection with the purchase of the Watercrest at Mansfield, we assumed a loan from Waterview at Mansfield Investors, L.P., in the amount of $27.7 million, which is held by US Bank National Association, as trustee for the registered holders of JPMorgan Chase Commercial Securities Corp. See “Business — Borrowings — Material Indebtedness — Revolving Credit Facility” for more information.

The following supersedes and replaces in its entirety the section entitled “BUSINESS — Material Portfolio Acquisitions — South Bay II Communities,” which begins on page 85 of the prospectus.

South Bay II Communities

The Company’s operating partnership entered into an asset purchase and sale agreement dated October 7, 2013 with certain sellers (collectively, the “South Bay II Sellers”) to acquire a portfolio of seven senior housing communities (collectively, the “South Bay II Communities”) for an aggregate purchase price of approximately $187.2 million, subject to adjustment based on property net operating income. The South Bay II Communities collectively feature 416 independent living units, 250 assisted living units, 132 memory care units and 72 skilled nursing in service beds. The average age of the South Bay II Communities is 3.1 years. None of the South Bay II Sellers are affiliates of the Company or the Company’s advisor. However, all of the sellers of the South Bay II Communities are affiliates of South Bay Partners, Ltd. (“South Bay Partners”). The Company previously acquired a portfolio of eight senior housing communities from affiliates of South Bay, a full-service real estate development company headquartered in Dallas, Texas. See the section of the prospectus entitled “Business — Investments — Properties.”

On February 28, 2014, March 28, 2014, April 21, 2014, and May 5, 2014, the Company closed on the acquisition of South Bay II Communities – Phase I, South Bay II Communities – Phase II, South Bay II Communities – Phase III, and a portion of South Bay II Communities – Phase IV, respectively. On June 30, 2014, the Company acquired the remaining portion of South Bay II Communities – Phase IV from Waterview at Mansfield Investors, L.P. for a purchase price of approximately $45.0 million.

The Company leases each of the South Bay II Communities – Phase I, II, III, and IV properties to a wholly owned taxable REIT subsidiary of the Company (“TRS”) (each a “South Bay II Communities Tenant”). Certain South Bay II Communities Tenants have engaged an independent third-party manager, Jerry Erwin Associates, Inc. d/b/a JEA Senior Living (“JEA”), to operate and manage Isle at Cedar Ridge, Legacy Ranch Alzheimer’s Special Care Center, The Springs Alzheimer’s Special Care Center and Isle at Watercrest – Bryan pursuant to long-term management services agreement which may be terminated without penalty under certain circumstances. Pursuant to these management services agreements, JEA will receive a customary management fee based on the gross collected revenues received each month with respect to these properties. JEA is a privately owned management and development company based in Vancouver, Washington, which currently operates approximately 29 senior housing assets located in 12 states.

Harbor Plainfield Management, LLC (“Harbor Plainfield Management”) operates and manages HarborChase of Plainfield pursuant to a long-term management service agreement with the related South Bay II Communities Tenant which may be terminated without penalty under certain circumstances. Pursuant to this management services agreement, Harbor Plainfield Management will receive a customary management fee based on the gross collected revenues received each month with respect to HarborChase of Plainfield. Harbor Plainfield Management is an affiliate of Harbor Retirement Associates, LLC (“HRA”). HRA, established in 2002, is a regional senior living development and management company which with its affiliate management companies currently manages 18 communities in nine states.

RES ICD Management LP d/b/a Integrated Property Management (“Integrated Property Management”) operates and manages Watercrest at Bryan pursuant to a long-term management service agreement with the related South Bay II Communities Tenant which may be terminated without penalty under certain circumstances. Pursuant to this management services agreement, Integrated Property Management will receive a customary management fee based on the gross collected revenues received each month with respect to Watercrest at Bryan. Integrated Property Management has also been engaged to manage a portion of the Watercrest at Mansfield properties pursuant to a five year management services agreement, which agreement may be terminated without penalty under certain circumstances. IPM will receive a customary management fee based on the gross collected revenues received each month with respect to the Watercrest at Mansfield. Integrated Property Management, based in Southlake, Texas, currently manages five senior housing communities in Texas. Integrated Property Management is an affiliate of each of South Bay Partners and Integrated Senior Living, LLC (“Integrated Senior Living”).

Integrated Senior Living operates and manages Isle at Watercrest - Mansfield property pursuant to a long-term management service agreement with the related South Bay II Communities Tenant which may be terminated without penalty under certain circumstances. Pursuant to this management agreement, Integrated Senior Living will receive a customary management fee based on the gross collected revenues received each month. Integrated Senior Living is a privately owned and operated seniors housing management company founded in 2011 by principals of South Bay Partners and Integrated Real Estate Group. Integrated Senior Living is based in Southlake, Texas and currently manages seven properties in Texas.

The Company financed the acquisition of the South Bay II Communities – Phases I, II, III and a portion of Phase IV by drawing an aggregate of approximately $83.6 million from its revolving credit facility, originally entered into on August 19, 2013 with KeyBank National Association. See “Business — Borrowings — Material Indebtedness — Revolving Credit Facility” for further information. In addition, in connection with the South Bay II Communities – Phase IV purchase of the Watercrest at Mansfield, the Company assumed an originated loan from Waterview at Mansfield Investors, L.P., in the amount of $27.7 million, which is held by US Bank National Association, as trustee for the registered holders of JPMorgan Chase Commercial Securities Corp.

The aggregate real estate taxes for the year ended December 31, 2013 for the South Bay II Communities – Phases I, II, III, and IV were approximately $0.2 million, $0.3 million, $0.7 million and $0.9, respectively. We calculate depreciation expense for federal income tax purposes using the straight-line method, and anticipate depreciating the buildings and land improvements for federal income tax purposes based on estimated useful lives of 40 years and 20 years, respectively:

ESTIMATED DEPRECIABLE BASIS

Estimated Depreciable Basis
(in millions)
South Bay II Communities – Phase I
Isle at Cedar Ridge	$17.0
South Bay II Communities – Phase II
HarborChase of Plainfield	$23.5
Legacy Ranch Alzheimer’s Special Care Center	$10.1
The Springs Alzheimer’s Special Care Center	$9.7
South Bay II Communities – Phase III
Isle at Watercrest – Bryan	$17.3
Watercrest at Bryan	$23.7
South Bay II Communities – Phase IV
Isle at Watercest - Mansfield	$21.3
Watercrest at Mansfield	$35.9

Investment Services Fees of approximately $0.4 million, $0.9 million, $0.9 million and $1.3 million, respectively, is payable to our advisor in connection with the acquisition of each of the South Bay II Communities – Phases I, II, III and IV, which is equal to 1.85% of the aggregate purchase price of the properties.

The following supersedes and replaces the fourth paragraph of the section entitled “BUSINESS — Borrowings — Material Indebtedness — Revolving Credit Facility,” which begins on page 89 of the prospectus.

The Revolving Credit Facility is currently collateralized by first-priority mortgages on 13 senior housing communities, two post-acute care facilities, and three medical office buildings – Primrose Retirement Community of Lima located in Lima, Ohio, Primrose Retirement Community of Council Bluffs located in Council Bluffs, Iowa, HarborChase of Jasper located in Jasper, Alabama, Raider Ranch located in Lubbock, Texas, Town Village located in Oklahoma City, Oklahoma, Bay Medical Plaza and Scripps Medical Office Building located in Chula Vista, California, Coral Springs Medical Office Buildings I and II located in Coral Springs, Florida, Isle at Cedar Ridge located in Cedar Park, Texas, Legacy Ranch Alzheimer’s Special Care Center located in Midland, Texas, HarborChase of Plainfield located in Plainfield, Illinois and The Springs Alzheimer’s Special Care Center located in San Angelo, Texas, Isle at Watercrest - Bryan, Bryan, Texas, Watercrest at Bryan, Bryan, Texas and Isle at Watercrest - Mansfield, Mansfield, Texas.

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